EXHIBIT 3.1

(ON CHAPMAN AND CUTLER LETTERHEAD)


December 20, 2001



Nuveen Investments
333 W. Wacker Drive
Chicago, Illinois 60606
RE:  NUVEEN TAX-FREE UNIT TRUST, SERIES 1274


Gentlemen:


We have served as counsel with respect to Nuveen Tax-Free Unit Trust, Series 1274 (hereinafter referred to as the "Fund"), in connection with the issuance under the Trust Indenture and Agreement dated the date hereof between Nuveen Investments, as Depositor, and JPMorgan Chase Bank, as Trustee, of Units of fractional undivided interest in the one or more Trusts of said Fund (hereinafter referred to as the "Units").


In connection therewith, we have examined such pertinent records and documents and matters of law as we have deemed necessary in order to enable us to express the opinions hereinafter set forth.

Based upon the foregoing, we are of the opinion that:

1. The execution and delivery of the Trust Indenture and Agreement and the establishment of book entry positions and the execution and issuance of certificates evidencing the Units in the Trusts of the Fund have been duly authorized; and

2. The book entry positions and certificates evidencing the Units in the Trusts of the Fund when duly established or duly executed and delivered by the Depositor and the Trustee in accordance with the aforementioned Trust Indenture and Agreement, will constitute valid and binding obligations of such Trusts and the Depositor in accordance with the terms thereof.


We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-74942) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.


Respectfully submitted,

/s/ CHAPMAN AND CUTLER

CHAPMAN AND CUTLER